SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 3)*

                              LIFECELL CORPORATION
                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
                         (Title of Class of Securities)

                                  531927-101
                                 (CUSIP Number)

      *The remainder of this page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------             ----------------------------------
CUSIP NO. 531927-101                13 G              Page 2 of 7 Pages
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--------------------------------             ----------------------------------

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             NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     1            THE WOODLANDS VENTURE CAPITAL COMPANY
-------------------------------------------------------------------------------
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (A)    [ ]

     2                                                              (B)    [x]
-------------------------------------------------------------------------------


     3       SEC USE ONLY
-------------------------------------------------------------------------------

             CITIZENSHIP OR PLACE OF ORGANIZATION

     4            DELAWARE
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                                      SOLE VOTING POWER

                                   5      -0-
                                   --------------------------------------------

                                      SHARED VOTING POWER
         NUMBER OF
          SHARES                   6      569,696 SHARES(1)
       BENEFICIALLY                --------------------------------------------
          OWNED
         BY EACH                      SOLE DISPOSITIVE POWER
     REPORTING PERSON
          WITH                     7      -0-
                                   --------------------------------------------

                                      SHARED DISPOSITIVE POWER

                                   8      726,497 SHARES(2)
-------------------------------------------------------------------------------
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9            726,497 SHARES(2)
-------------------------------------------------------------------------------
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES*

     10           NOT APPLICABLE
-------------------------------------------------------------------------------
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     11           14.0%(3)
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             TYPE OF REPORTING PERSON*

     12           CO
-------------------------------------------------------------------------------
*See Instructions

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CUSIP NO. 531927-101                13 G              Page 3 of 7 Pages
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--------------------------------             ----------------------------------

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             NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     1            MITCHELL  ENERGY & DEVELOPMENT CORP.
-------------------------------------------------------------------------------
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (A)    [ ]

     2                                                              (B)    [x]
-------------------------------------------------------------------------------
     3       SEC USE ONLY


-------------------------------------------------------------------------------
             CITIZENSHIP OR PLACE OF ORGANIZATION

     4            TEXAS
-------------------------------------------------------------------------------
                                   SOLE VOTING POWER

                                   5       -0-
                                   --------------------------------------------
             NUMBER OF             SHARED VOTING POWER
              SHARES
           BENEFICIALLY            6       569,696 SHARES(1)
              OWNED                --------------------------------------------
             BY EACH
         REPORTING PERSON          SOLE DISPOSITIVE POWER
               WITH
                                   7       -0-
                                   --------------------------------------------
                                      SHARED DISPOSITIVE POWER

                                   8       726,497 SHARES(2)
-------------------------------------------------------------------------------
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9            726,497 SHARES(2)
-------------------------------------------------------------------------------
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES*

     10           NOT APPLICABLE
-------------------------------------------------------------------------------
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     11                14.0%(3)
-------------------------------------------------------------------------------
             TYPE OF REPORTING PERSON*

     12                CO
-------------------------------------------------------------------------------
*See Instructions

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CUSIP NO. 531927-101                13 G              Page 4 of 7 Pages
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--------------------------------             ----------------------------------

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             NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     1            GEORGE P. MITCHELL
-------------------------------------------------------------------------------
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (A)    [ ]

     2                                                              (B)    [x]
-------------------------------------------------------------------------------
             SEC USE ONLY

     3
-------------------------------------------------------------------------------
             CITIZENSHIP OR PLACE OF ORGANIZATION

     4            UNITED STATES
-------------------------------------------------------------------------------
                                   SOLE VOTING POWER

                                   5       -0-
                                   --------------------------------------------

             NUMBER OF             SHARED VOTING POWER
              SHARES
           BENEFICIALLY            6       569,696 SHARES(1)
              OWNED                --------------------------------------------
             BY EACH
         REPORTING PERSON          SOLE DISPOSITIVE POWER
               WITH
                                   7       -0-
                                   --------------------------------------------

                                      SHARED DISPOSITIVE POWER

                                   8       726,497 SHARES(2)
-------------------------------------------------------------------------------
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9            726,497 SHARES(2)
-------------------------------------------------------------------------------
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES*

     10           NOT APPLICABLE
-------------------------------------------------------------------------------
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     11                 14.0%(3)
-------------------------------------------------------------------------------
             TYPE OF REPORTING PERSON*

     12                IN
-------------------------------------------------------------------------------
*See Instructions

ITEM 1.
      (a)   Name of Issuer:
            LifeCell Corporation
      (b)   Address of Issuer's Principal Executive Offices:
            3606 Research Forest Drive
            The Woodlands, Texas  77381

ITEM 2.
      (a)   Name of Persons Filing:
            The Woodlands Venture Capital Company
            Mitchell Energy & Development Corp.
            George P. Mitchell

            THIS SCHEDULE 13G IS JOINTLY FILED ON BEHALF OF ALL OF THE ABOVE-NAMED PERSONS.

      (b)   Address of Principal Business Office or, if none, Residence:

            2001 Timberloch Place
            The Woodlands, Texas 77380

      (c)   Citizenship:

            The Woodlands Venture Capital Company was organized in Delaware and Mitchell Energy & Development Corp. was organized in Texas. Mr. Mitchell is a United States Citizen.

      (d)   Title of Class of Securities:

            Common Stock, $.001 par value

      (e)   CUSIP Number

            531927-101

ITEM 3. If this  statement  is filed  pursuant to Rule  13d-1(b) or  13d-2(b),
check whether the filing person is a:    NOT APPLICABLE

ITEM 4.  OWNERSHIP
        (a) Amount Beneficially Owned
            The Woodlands Venture Capital Company ("WVCC") is the record holder and beneficial owner of 489,051 shares of Common Stock, $.001 par value per share, of the Issuer (the "Common Stock"). In addition, WVCC holds (i) 15,000 shares of Series A Preferred Stock, $.001 par value per share, of the Issuer (the "Series A Preferred Stock"), which are convertible into 100,350 shares of Common Stock, (ii) 2,500 shares of Series B Preferred Stock, par value $.001 per share, of the Issuer, which are convertible into 80,645 shares of Common Stock and (iii) a warrant (the "Warrant") to purchase 56,451 shares of Common Stock. The Series A Preferred Stock has no ordinary voting rights. The Series B Preferred Stock has ordinary voting rights on an as converted to Common Stock basis.

            The Woodlands Venture Capital Company is a wholly owned subsidiary of Mitchell Energy & Development Corp. George P. Mitchell owns a majority of the issued and outstanding capital stock of Mitchell Energy & Development Corp. Because of these relationships, Mitchell Energy & Development Corp. and Mr. Mitchell may be deemed to be the beneficial owners of the 489,051 shares of Common Stock, the 15,000 shares of Series A Preferred Stock, the 2,500 shares of Series B Preferred Stock and the Warrant to purchase 56,451 shares of Common Stock held by The Woodlands Venture Capital Company.

      (b)   Percent of Class
            The Woodlands Venture Capital Company     14.0%(3)
            Mitchell Energy & Development Corp.       14.0%(3)
            George P. Mitchell                        14.0%(3)

      (c)   Number of shares as to which such person has:

                (i)     sole power to vote or to direct the vote:

                        The Woodlands Venture Capital Company          -0-
                        Mitchell Energy & Development Corp.            -0-
                        George P. Mitchell                             -0-

               (ii)     shared power to vote or to direct the vote:

                        The Woodlands Venture Capital Company 569,696 shares(1) Mitchell Energy & Development Corp. 569,696 shares(1)
                        George P. Mitchell                     569,696 shares(1)

              (iii)     sole power to dispose or to direct the disposition of:

                        The Woodlands Venture Capital Company          -0-
                        Mitchell Energy & Development Corp.            -0-
                        George P. Mitchell                             -0

               (iv)     shared  power to dispose or to direct the  disposition
                        of:
                        The Woodlands Venture Capital Company 726,497 shares(2) Mitchell Energy & Development Corp. 726,497 shares(2)
                        George P. Mitchell                     726,497 shares(2)

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

      NOT APPLICABLE

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

      NOT APPLICABLE

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

      NOT APPLICABLE

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

      NOT APPLICABLE

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

      NOT APPLICABLE

ITEM 10.  CERTIFICATION

      NOT APPLICABLE

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          February 13, 1997

                                          THE WOODLANDS VENTURE CAPITAL
                                             COMPANY

                                          By:/S/ DON E. ROOSE, JR.
                                          Name:  Don E. Roose, Jr.
                                          Title: Vice President-Controller

EXHIBIT: Agreement for Joint Filing, incorporated by reference to Schedule 13G, filed with the Commission by the Filing Persons on February 12, 1993

                        ------------------------------

(1) Represents 489,051 shares of Common Stock and 80,645 shares of Common Stock issuable upon conversion of the Series B Preferred Stock beneficially owned or that may be deemed to be beneficially owned, as the case may be, by the Reporting Person.

(2) Represents 489,051 shares of Common Stock and 237,446 shares of Common Stock issuable upon conversion of the Series A Preferred Stock, the Series B Preferred Stock and exercise of the Warrant beneficially owned or that may be deemed to be beneficially owned, as the case may be, by the Reporting Person. The 15,000 shares of Series A Preferred Stock are convertible into 100,350 shares of Common Stock at any time at the option of the holder. The 2,500 shares of Series B Preferred Stock are convertible into 80,645 shares of Common Stock at any time at the option of the holder. The Warrant to purchase 56,451 shares of Common Stock is exercisable at any time at the option of the holder.

(3) Represents the percent of the aggregate number of outstanding shares of Common Stock of the Issuer, including shares of Common Stock issuable upon conversion of the Series A Preferred Stock, the Series B Preferred Stock and exercise of the Warrant, beneficially owned or that may be deemed to be beneficially owned, as the case may be, by the Reporting Person.